August 15, 2006

Mr. James Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Covance Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 1, 2006

Via EDGAR Transmission

Dear Mr. Rosenberg:

Please refer to your comment letter dated July 26, 2006, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2005.  We are writing to inform you that we will provide a response to your comments no later than August 25, 2006.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

/s/ Ross A. Hyams
Ross A. Hyams
Associate General Counsel

cc:         Sasha Parikh, Securities and Exchange Commission
Lisa Vanjoske, Securities and Exchange Commission